FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Official notice regarding unfounded market rumours.

Official Notice

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com

October 22, 2008

Regarding unfounded market rumours that have been circulating today about YPF, Repsol YPF wants to draw attention to the statement issued by YPF after a meeting at the headquarters of that company between the Argentinean Federal Planning Minister and YPF management, which is transcribed as follows:

Buenos Aires October 22nd, 2008

De Vido Meets YPF Management

The Federal Planning Minister Julio De Vido met the management of YPF at midday today to discuss the company’s investment plans.

The meeting, held at the headquarters of YPF, was attended by the minister as well as the Vice-Chairman of YPF, Enrique Eskenazi, Adjunct-CEO Matias Eskenazi and Chief Operating Officer Antonio Gomis.

The meeting was described as very positive by both parties. In it were analysed the investment plans of YPF in exploration and production for the following quarter, as part of the Petroleo Plus program designed by the government of Cristina Fernandez de Kirchner, during a tense day in the international stock markets.

“In Argentina companies have legal certainty, so there is absolutely no reason for worry, especially in the case of YPF, as their business and investment plans are known by us in detail and are considered adequate for the country’s needs,” the minister said.’

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: October 22nd, 2008	By:	/s/ Fernando Ramírez

Name: Fernando Ramírez
Title: Chief Financial Officer